                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                     UNITED PAN-EUROPE COMMUNICATIONS N.V.
                               (Name of Issuer)

                                Ordinary Shares
                        (Title of Class of Securities)

                                  911 300 20 0
                                 (CUSIP Number)

                               February 17, 1999
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

   [ ]  Rule 13d-1(b)
   [X]  Rule 13d-1(c)
   [ ]  Rule 13d-1(d)

                              Robert A. Eshelman
                  General Counsel, Finance and Administration
                               One Microsoft Way
                        Redmond, Washington  98052-6399
                                (425) 882-8080
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
CUSIP NO. 911 300 20 0
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Microsoft Corporation
      91-1144442

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      State of Washington

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
                          10,157,750 Ordinary Shares of the Company (the
                          "Shares"). In addition, the Company has issued or
     NUMBER OF            agreed to issue to Microsoft: (i) 1,900,000 three year
                          warrants to purchase Shares or American Depositary
      SHARES              Shares with an exercise price of $28 per share
                          (exercisable beginning in February, 2000), and (ii)
   BENEFICIALLY           1,900,000 warrants to purchase Shares or American
                          Depositary Shares with certain terms to be determined.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SHARED VOTING POWER
                     6
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
      WITH:          7
                          10,157,750*

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      10,157,750

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.86%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      CO

------------------------------------------------------------------------------


------------
* Does not include the (i) 1,900,000 three year warrants to purchase Shares or American Depositary Shares with an exercise price of $28 per share (exercisable beginning in February, 2000), and (ii) 1,900,000 warrants to purchase Shares or American Depositary Shares with certain terms to be determined, neither of which is presently exercisable.

Item 1.
     (a)  Name of Issuer:  United Pan-Europe Communications N.V. (the "Company")
     (b)  Address of principal executive offices of the Issuer:

Fred. Roeskestraat, 123 P.O. Box 74763, 1070 BT Amsterdam, The Netherlands

Item 2.
     (a) Name of Person Filing: Microsoft Corporation, a Washington corporation

     (b) Address of Principal Business Office: One Microsoft Way, Redmond, Washington 98052 Attention: General Counsel, Finance and Administration

     (c)  Citizenship:  State of Washington.

     (d)  Title of Class of Securities:  10,157,750 Ordinary Shares;

     (e)  CUSIP Number:  911 300 20 0

Item 3.   Not Applicable.

Item 4.   Ownership.
     (a) Amount beneficially owned: 10,157,750 Ordinary Shares. In addition, the Company has issued or agreed to issue to Microsoft: (i) 1,900,000 three year warrants to purchase Shares or American Depositary Shares with an exercise price of $28 per share (exercisable beginning in February, 2000), and (ii) 1,900,000 warrants to purchase Shares or American Depositary Shares with certain terms to be determined

     (b)  Percent of class:  7.86%

     (c)  Number of shares as to which the person has:
          (i)    Sole power to vote or to direct the vote: 10,157,750
          (ii)   Shared power to vote or to direct the vote:  0
          (iii)  Sole power to dispose or to direct the disposition of:
                 10,157,750
          (iv)   Shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class:  Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable.

Item 8.   Identification and Classification of Members of the Group:  Not
          Applicable.

Item 9.   Notice of Dissolution of a Group:  Not Applicable.

Item 10.  Certification:  Not Applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     February 26, 1999

                                       MICROSOFT CORPORATION


                                       By    \s\ Robert A. Eshelman
                                            -----------------------
                                            Robert A. Eshelman, General Counsel,
                                            Finance and Administration,
                                            Assistant Secretary